Exhibit 99.1

BAYTEX RECEIVES NYSE LISTING NOTIFICATION

CALGARY, ALBERTA (March 25, 2020) - Baytex Energy Corp. (“Baytex”) (TSX, NYSE: BTE) announced that it received notification on March 24, 2020 from the New York Stock Exchange (“NYSE”) that Baytex is no longer in compliance with one of the NYSE’s continued listing standards because the average closing price of Baytex’s common shares was less than US$1.00 per share over a consecutive 30 trading period. The issuance of the notification is not discretionary and is sent automatically when a listed company’s share price falls below the NYSE’s minimum price listing standard.

Under the NYSE’s rules, Baytex can avoid delisting if, within six months from the date of the NYSE notification, its common shares have a closing price on the last trading day of any calendar month and a concurrent 30 trading day average closing price of at least US$1.00 per share. If at the expiration of the applicable six month cure period Baytex has not regained compliance, the NYSE will commence suspension and delisting procedures. The NYSE can also commence accelerated delisting action in the event Baytex’s common shares trade at levels viewed by the NYSE to be abnormally low, which the NYSE has advised is typically below US$0.16 per share. At this time, Baytex does not expect to propose a share consolidation as a means of curing the deficiency.

Non-compliance with the NYSE’s price listing standard does not affect Baytex’s business operations or its reporting requirements to the U.S. Securities and Exchange Commission (the “SEC“), nor does it affect the continued listing and trading of Baytex’s common shares on the Toronto Stock Exchange (the “TSX“).

Baytex’s common shares will continue to be listed and traded on the NYSE during the applicable cure period, subject to continued compliance with the NYSE’s other continued listing standards, under the symbol “BTE”, but the NYSE will assign a “.BC” indicator to the symbol to denote that Baytex is below the NYSE’s price listing standard. This indicator will be removed at such time as Baytex is deemed compliant with the NYSE’s price listing standard.

Advisory Regarding Forward-Looking Statements

In the interest of providing Baytex's shareholders and potential investors with information regarding Baytex, including management's assessment of Baytex's future plans and operations, certain statements in this press release are "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation (collectively, "forward-looking statements"). In some cases, forward-looking statements can be identified by terminology such as “ continue", "could", "estimate", "expect", "forecast", "intend", "may", "ongoing", "outlook", "potential", "should", "target", "would", "will" or similar words suggesting future outcomes, events or performance. The forward-looking statements contained in this press release speak only as of the date thereof and are expressly qualified by this cautionary statement.

Specifically, this press release contains forward-looking statements relating to but not limited to: that if at the expiration of the applicable cure period Baytex has not regained compliance or if Baytex shares trade at abnormally low levels, the NYSE will commence suspension and delisting procedures; Baytex’s expectation that it will not pursue a share consolidation; that non-compliance with the NYSE’s price listing standard does not affect Baytex’s business operations, its reporting requirements to the SEC or the continued listing and trading of Baytex’s common shares on the TSX.

The forward-looking statements provided in this press release are based on management's current beliefs, based on currently available information, as to the outcome and timing of future events. Baytex cautions that its forward-looking statements relating to Baytex are subject to all of the risks and uncertainties normally incident to such endeavors and to Baytex's business of exploring for, developing, producing and selling oil and natural gas. Important factors that could cause actual results and events to differ from those described in the forward-looking statements can be found in our public filings (including our Annual Information Form) available in Canada at www.sedar.com and in the United States at www.sec.gov.

Exhibit 99.1

There is no representation by Baytex that actual results achieved will be the same in whole or in part as those referenced in such forward-looking statements and Baytex does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable securities laws.

Baytex Energy Corp.

Baytex Energy Corp. is an oil and gas corporation based in Calgary, Alberta. The company is engaged in the acquisition, development and production of crude oil and natural gas in the Western Canadian Sedimentary Basin and in the Eagle Ford in the United States. Approximately 83% of Baytex’s production is weighted toward crude oil and natural gas liquids. Baytex’s common shares trade on the Toronto Stock Exchange and the New York Stock Exchange under the symbol BTE.

For further information about Baytex, please visit our website at www.baytexenergy.com or contact:

Brian Ector, Vice President, Capital Markets

Toll Free Number: 1-800-524-5521
Email: investor@baytexenergy.com

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